Exhibit 13.4

Subject Line: HomeUnion is going public!

Banner copy: Seize Your Opportunity!

Dear [name],

I am pleased to provide you with details on a special opportunity - the ability to purchase shares in our company's IPO.

HomeUnion was founded with one singular goal in mind - to provide investors with a trusted and simple way of investing in real estate. And from day one, our strong commitment to this goal has been a primary driver of our success.

As the company's founder & CEO, it's an honor to present you with this offer - to purchase shares in the HomeUnion IPO starting with as little as $250. Provided by Motif Investing and led by B. Riley & Co., this offering is made under SEC Regulation A.

Please note: the IPO is targeted for November 18, so make sure to open an account with Motif to purchase your shares.

For more information, please read the preliminary offering circular.

[Button: PURCHASE SHARES NOW!]

On behalf of the HomeUnion team, I'd like to thank you for your support and look forward to having you as shareholders in our company!

Thank you,

Don Ganguly
Founder & CEO

IMPORTANT: An offering statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date; A copy of the most recent version of the Preliminary Offering Circular can be accessed here. You can also obtain a copy of the Preliminary Offering Circular by contacting B. Riley & Co., LLC, by calling Motif Customer Service at 1-855-586-6843, email at service@motifinvesting.com, or write to Motif Investing, Inc., 2868 Prospect Park Dr., Suite 130, Rancho Cordova, CA 95670.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A is qualified pursuant to the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualified date. Any person's indication of interest involves no obligation or commitment of any kind.

For more information about Regulation A offerings, including the unique risks associated with these types of offerings, please click on the SEC's Investor Alert.

Investing in an IPO is subject to unique risks, tolerance for volatility, and potential loss of principal, that customers should be aware of prior to making an investment decision. Motif cannot guarantee the availability of IPO shares for customers, who submit conditional orders as the number of shares available for distribution may exceed the supply.

Investing in securities involves risk, including the possible loss of principal, individual investments or a collection of individual stocks such as motifs which are concentrated in an idea or theme may face increased risk of price fluctuation over more diversified holdings due to adverse developments within a particular industry or sector.

© 2016 Motif Investing, Inc. All rights reserved. Member: FINRA / SIPC